January 13, 2021

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Company

RiverSource Variable Account 10

Post-Effective Amendment No. 3 on Form N-4

File Nos. 333-230376/811-07355

RiverSource RAVA 5 Advantage® Variable Annuity

(offered for contract applications signed on or after April 29, 2019)

Dear Mr. Cowan:

On behalf of RiverSource Variable Account 10 (“Registrant”), RiverSource Life Insurance Company (“Company”) is filing electronically Registrant’s Post-Effective Amendment No. 3 (“Amendment No. 3”) on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 (“1933 Act”).

The purpose of this filing is to make the following changes to the RiverSource RAVA 5 Advantage® Variable Annuity (offered for contract applications signed on or after April 29, 2019) prospectus:

•	Add a new GMWB rider (SecureSource Tempo) with performance-linked credits and investment bucketing, available for contract applications signed on or after 5/3/2021;

•	Add an enhanced version of the existing riders – SecureSource 4, SecureSource 4 Plus and SecureSource Core, available for contract applications signed on or after 5/3/2021.

The enhanced versions - SecureSource 5, SecureSource 5 Plus and SecureSource Core 2 are substantially similar to the existing riders. Changes to the existing riders include:

•	For SecureSource 5 and SecureSource 5 Plus, credits will no longer be added to the Withdrawal Adjustment Base (WAB) on contract anniversaries;

•	Different Current and Maximum fees; Minimum Lifetime Payment percentages and Income Bonus percentage; Age bands; Minimum Issue Ages in NY; Credit percentage; Credit Period Duration;

•	Additional investment options;

•	Number of transfers allowed each contract year;

•	New Prospectus Rate Sheet Supplement that will include values for the new and enhanced GMWB riders;

•	Other non-material changes.

Registrant intends this filing to serve as a Template Filing for the following product filings which are all filed under Form N-4:

Product Name	1933 Act #	1940 Act #	Registrant Name	Life Insurance Company Name
RiverSource Retirement Advisor 5 Choice Variable Annuity	333-229360	811-07355	RiverSource Variable Account 10	RiverSource Life Insurance Company

RiverSource RAVA 5 Advantage Variable Annuity (offered for contract applications signed on or after April 29, 2019)	333-229361	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York

RiverSource Retirement Advisor 5 Choice Variable Annuity	333-230375	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York

Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under the 1933 Act, under separate cover.

In connection with this request the Company confirms that:

•	The disclosure changes in the Template Filing will be substantially identical to disclosure changes to be reflected in the Replicate Filings;

•	The Replicate Filings will incorporate changes made to the disclosure included in the Template Filing to resolve any Staff comments thereon; and

•	The Replicate Filings will not include any other changes that will otherwise render them ineligible for filing pursuant to Rule 485(b) under the 1933 Act.

If you have any questions regarding this filing, please contact me at (612) 678-5337 or Boba Selimovic at (612) 671-7449. Thank you for your attention to this matter.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel and Assistant Secretary